SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

T Bancshares, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872229109

(CUSIP Number)

Patrick Howard, President & CEO, 16000 Dallas Parkway, Suite 125 Dallas Texas 75248 972-720-9000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

February 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872229109

1	Names of Reporting Persons. Dan Basso I.R.S. Identification Nos. of above persons (entities only).
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares	7	Sole Voting Power 246,715(*)
Beneficially Owned	8	Shared Voting Power
by Each Reporting Person	9	Sole Dispositive Power 246,715(*)
With	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 246,715
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.5%
14	Type of Reporting Person (See Instructions) IN

(*) The shares of common stock of the Issuer set forth in Items 7 and 9 above include warrants to purchase 5,000 shares of common stock which are exercisable as of the date of this filing.

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of T Bancshares, Inc. (the “Issuer”) located at 16000 Dallas Parkway, Suite 125 Dallas, Texas 75248.

Item 2. Identity and Background

a.	Dan Basso (the “Reporting Person”)

b.	The Reporting Person’s business address is 15301 Dallas Parkway, Suite 1100 Addison, Texas 75001.

c.	The Reporting Person is the President & CEO of Systemware, Inc., a software development company located at 15301 Dallas, Parkway, Suite 1100, Addison, Texas 75001.

d.	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

f.	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Shares reported herein were acquired with the Reporting Persons’ personal funds in the amount of $402,058.00. The Reporting Person did not borrow any funds in connection with his purchase of the Shares.

Item 4. Purpose of the Transaction

The Reporting Person notes that he is a Director of the Issuer, but the sole purpose of the acquisition of the Shares of the Issuer was for personal investment. The Reporting Person does not currently have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. If any changes do occur, the Reporting Person will file an amended Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 246,715 Shares, which consists of 241,715 Shares directly held by the Reporting Person and 5,000 warrants to acquire 5,000 Shares directly held by the Reporting Person. The Reporting Person’s share ownership represents approximately 7.5% of the issued and outstanding common shares of the Issuer, based on the 3,299,582 common shares issued and outstanding as of March 1, 2012.

(b) The number of shares as to which the Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

Sole power to vote or direct the vote – 246,715

Shared power to vote or direct the vote – 0

Sole dispositive power – 246,715

Shared dispositive power – 0

(c) On February 24, 2012, Dan Basso acquired 201,029 Shares at a purchase price of $2.00 per share in connection with the Issuer’s Rights Offering pursuant to the Registration Statement on Form S-1 (Registration Number 333-177766), which was declared effective by the Securities and Exchange Commission on January 13, 2012. Of these Shares, 61,029 Shares were acquired pursuant to the exercise of 40,686 subscription rights and 140,000 Shares were acquired pursuant to the exercise of the Reporting Person’s oversubscription right.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None

Item 7. Material to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2012

By: /s/ Dan Basso

 Dan Basso